SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 4)1

ICTS INTERNATIONAL N.V.
(Name of Issuer)

Common Shares, par value 0.45 Euro per share
(Title of Class of Securities)

N43837108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2009
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. N43837108	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVEREST SPECIAL SITUATIONS FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 635,647
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 635,647
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EVEREST FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,935
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 134,935
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N43837108	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MAOZ EVEREST FUND MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 770,582
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 770,582
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ELCHANAN MAOZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 770,582
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 770,582
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. N43837108	13D	Page 6 of 8 Pages

        The following constitutes Amendment No. 3 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

        The aggregate purchase price, including commissions, of the 635,647 Shares purchased by ESSF is $1,117,330 (including all brokers’ commissions). The Shares owned by ESSF were purchased with its working capital.

        The aggregate purchase price, including commissions, of the 134,935 Shares purchased by Everest Fund is $274,475 (including all brokers’ commissions). The Shares owned by Everest Fund were purchased with its working capital.

Item 5(a) is hereby amended and restated to read as follows:

    (a)        As of January 22, 2009, ESSF and Everest Fund owned 635,647 Shares and 134,935 Shares, respectively, which constitute approximately 9.5% and 2.0%, respectively, of the 6,672,980 outstanding Shares (based upon the number of Shares that were reported to be outstanding in the Issuer’s Proxy Statement on Schedule 14A filed with Securities and Exchange Commission on November 17, 2008).

        MEFM, by virtue of its status as the general partner of ESSF and Everest Fund, and Mr. Maoz, by virtue of his status as a controlling stockholder of MEFM, may be deemed to beneficially own the Shares held by ESSF and Everest Fund. Consequently, each of MEFM and Mr. Maoz may be deemed to beneficially own 770,582 Shares constituting approximately 11.5% of the outstanding Shares. MEFM and Elchanan Maoz disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended to add the following

    (c)        Schedule A attached hereto sets forth the transactions in the Shares by the Reporting Persons during the past 60 days. Unless otherwise noted, all such transactions were effected in the open market.

CUSIP No. N43837108	13D	Page 7 of 8 Pages

SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009	EVEREST SPECIAL SITUATIONS FUND L.P. By: Maoz Everest Fund Management Ltd., its General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

EVEREST FUND, L.P. By: Maoz Everest Fund Management Ltd., its General Partner

By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

MAOZ EVEREST FUND MANAGEMENT LTD. By: /s/ Elchanan Maoz —————————————— Elchanan Maoz Chairman and Chief Executive Officer

—————————————— ELCHANAN MAOZ

CUSIP No. N43837108	13D	Page 8 of 8 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock	Price Per	Date of
Purchased	Share($)	Purchase

EVEREST SPECIAL SITUATIONS FUND L.P.

3,000	2.0117	11/26/08
6,100	2.0905	11/28/08
4,000	2.0000	12/24/08
1,000	2.0000	12/29/08
1,000	2.0000	12/30/08
1,000	2.0500	12/30/08
500	2.1000	12/31/08
1,500	2.0500	01/22/09
1,000	2.1000	01/22/09

EVEREST FUND, L.P.

500	1.8500	11/24/08
2,000	1.9500	11/25/08
3,000	1.9500	11/26/08

MAOZ EVEREST FUND MANAGEMENT LTD.
None

ELCHANAN MAOZ
None